SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/13/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
789,464

8. SHARED VOTING POWER
869,164

9. SOLE DISPOSITIVE POWER
789,464
_______________________________________________________

10. SHARED DISPOSITIVE POWER
869,164



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,658,628 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.91%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
789,464

8. SHARED VOTING POWER
869,164

9. SOLE DISPOSITIVE POWER
789,464
_______________________________________________________

10. SHARED DISPOSITIVE POWER
869,164



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,658,628 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
789,464

8. SHARED VOTING POWER
869,164

9. SOLE DISPOSITIVE POWER
789,464
_______________________________________________________

10. SHARED DISPOSITIVE POWER
869,164



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,658,628 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
789,464

8. SHARED VOTING POWER
869,164

9. SOLE DISPOSITIVE POWER
789,464
_______________________________________________________

10. SHARED DISPOSITIVE POWER
869,164



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,658,628 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.91%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Swiss Helvetia Fund, Inc. ("SWZ" or the "Issuer").

The principal executive offices of SWZ are located at 875 THIRD AVENUE
22ND FLOOR
NEW YORK NY 10022



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 2, 2016, there were 28,081,712 shares of common stock outstanding as of June 30, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 22, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,658,628 shares of SWZ (representing 5.91% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,658,628 shares of SWZ include 789,464 shares (representing 2.81% of SWZ's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity
Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,658,628 shares of SWZ beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 869,164 shares (representing 3.10% of SWZ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 789,464 shares. Bulldog Investors, LLC has shared power to dispose of and vote 869,164 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of SWZ were purchased:

Date:		        Shares:		Price:
07/25/16		9,649		10.2854
07/27/16		10,700		10.2691
07/28/16		3,546		10.2027
07/29/16		9,700		10.3606
08/01/16		18,902		10.3827
08/02/16		4,000		10.2986
08/03/16		20,177		10.2518
08/04/16		10,244		10.2790
08/05/16		15,600		10.3798
08/08/16		11,437		10.3008
08/09/16		20,000		10.3700
08/09/16		12,155		10.3742
08/10/16		6,675		10.4154
08/11/16		22,700		10.5020
08/12/16		6,951		10.5136
08/15/16		16,571		10.5273
08/16/16		15,399		10.5549
08/17/16		556		10.4950
08/17/16		25,000		10.4746
08/18/16		15,300		10.4400
08/19/16		2,667		10.4723
08/22/16		500		10.5285
08/22/16		4,667		10.5299
08/23/16		9,240		10.5483
08/24/16		20,000		10.5508
09/02/16		400		10.4900
09/07/16		800		10.6100
09/09/16		17,194		10.5331
09/12/16		3,800		10.4929
09/13/16		7,200		10.4250
09/19/16		39,100		10.3900
09/20/16		116,662		10.4402
09/21/16		33,100		10.4809
09/22/16		26,971		10.6793



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/23/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 23RD day of September, 2016, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Swiss Helvetia Fund, Inc.
(SWZ), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of SWZ;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member




Exhibit A:


Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 201-881-7100 // pgoldstein@bulldoginvestors.com

  						September 23, 2016

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022,

Attention: Abby L. Ingber, Secretary

Dear Directors:

	After canvassing stockholders that beneficially own a significant percentage of the outstanding shares of The Swiss Helvetia Fund (the "Fund"), we have concluded that it is time to eliminate the Fund's persistent double-digit discount to NAV by open-ending or liquidating it or converting it to an ETF.
We urge the Board to take prompt action in that direction. Otherwise, we will have to consider other alternatives including seeking representation on the Board.

	We note that at the Fund's annual meeting held on June 23, 2016, more than 80% of the votes were cast in favor of a proposal to de-stagger the Board of Directors. That is a mandate that the Board cannot ignore and still claim to be acting in the best interest of stockholders. It is reasonable to think that a similar percentage of shares would support a challenger in a proxy contest.

 	In sum, it is obvious that shareholders are dissatisfied with the status quo. We believe the Board should take a pro-active, rather a confrontational approach.

					       Sincerely yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Bulldog Investors LLC
					       General Partner